UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2019

Commission File Number: 001-36563

Orion Engineered Carbons S.A.
(Translation of registrant’s name into English)

4501 Magnolia Cove Drive Suite 106
Houston, TX 77345
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 2, 2019, Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company“ or “Orion”), a worldwide supplier of specialty and high-performance Carbon Black, today announced that the Company will for all its SEC filings from January 1, 2020 onwards become a U.S. Domestic Filer and will thus file its 2019 Annual report as such. Orion thereby ends its Foreign Private Issuer status under Rule 3b-4(c) of the Securities Exchange Act of 1934. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-209963).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Orion Engineered Carbons S.A.
By:	/s/ Charles Herlinger
	Name:	Charles Herlinger
	Title:	Chief Financial Officer
  Date: July 2, 2019

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press Release of Orion Engineered Carbons S.A. dated July 2, 2019